SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 04 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

08031091

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Client Name: Cobalt Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 N. Wymore Road
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Solomon F. Schick 407-647-4490
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700, Orlando FL 32803
(Address) (City) (State) (Zip Code)

PROCESSED
APR 09 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
APR 04 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Solomon F. Schick swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cobalt Capital, Inc. , as of December 31, 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal / President
Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
MARIELY RIVERA
Commission # DD484999
Expires: OCT. 23, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Cobalt Capital, Inc.

Financial Report
December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Cobalt Capital, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Cobalt Capital, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobalt Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
March 31, 2008

Cobalt Capital, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	73,423
Deferred syndication costs		140,453
Total assets	$	213,876
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	110,542
Total liabilities		110,542
Stockholder's Equity		
Common stock, $1 par value, 10,000 shares authorized, 200 shares issued and outstanding		200
Additional paid-in capital		136,954
Accumulated deficit		(33,820)
Total stockholder's equity		103,334
Total liabilities and stockholder's equity	$	213,876

See Notes to Financial Statements.

Cobalt Capital, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2006	$ 200	$ 59,800	$ (20,268)	$ 39,732
Contributions		77,154		77,154
Net loss	-	-	(13,552)	(13,552)
Balance, December 31, 2007	$ 200	$ 136,954	$ (33,820)	$ 103,334

See Notes to Financial Statements.

Note 1. Organization and Significant Accounting Policies

Organization: Cobalt Capital, Inc. (the Company) was incorporated on March 10, 2005 under the laws of the State of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company primarily serves as broker-dealer for the sale of partnership units of various investment partnerships and shares of stock of real estate investment trusts (REITs). Commissions are generated from the sale of these units and shares. On January 2, 2008, the Company entered into a managing broker-dealer agreement with Epoch Southpoint Investment Partners, Ltd. (the Partnership) for the sale of limited partnership units in the Partnership. The Partnership will pay the Company a selling commission equal to 8% and a managing broker-dealer fee equal to 5% of the gross cash proceeds from the sale of limited partnership units in the Partnership.

A summary of the Company's significant accounting policies:

Revenue Recognition: Commissions from the sale of shares of stock of REITs and partnership interests in real estate and other capital ventures are recognized as revenue on the date the investor is admitted as a partner or stockholder.

Deferred Syndication Costs: Costs incurred for the organization and sale of equity interests in real estate ventures are deferred until the related revenues are recognized. During 2007, the Company incurred syndication costs of $140,453 related to the organization and future sale of Partnership units, which have been deferred and are included in deferred syndication costs in the accompanying statement of financial condition at December 31, 2007.

Income Taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholder and not the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital deficiency of approximately $44,500 and was in violation of the SEC's net capital rule. The Company's stockholder contributed additional capital of $75,000 on March 31, 2008 in order to rectify this violation.

Cobalt Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2007

Net Capital Deficit		
Total stockholder's equity	$	103,334
Less non-allowable assets:		
Deferred syndication costs		140,453
Total net capital deficit	$	(37,119)
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	110,542
Computation of Basic Net Capital Requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	7,369
Net capital deficiency	$	(44,488)
Reconciliation with Company's Computation		
Net capital as reported in Company's unaudited FOCUS report on December 31, 2007	$	69,913
Net audit adjustments		(107,032)
Net capital deficit per above	$	(37,119)

McGladrey & Pullen
Certified Public Accountants

Auditor's Report on Internal Control

To the Stockholder
Cobalt Capital, Inc.
Winter Park, Orlando

In planning and performing our audit of the financial statements and supplemental schedule of Cobalt Capital, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material* weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company's financial statements as of and for the year ended December 31, 2007, and this report does not affect our report dated March 31, 2008.

The Company does not maintain adequate segregation of duties due to the limited number of personnel and does not have personnel with adequate accounting experience to process more complete transactions. Although the Company employs a bookkeeper to maintain the Company's general ledger, this is not sufficient to ensure accurate processing of more complex transactions and events throughout the year to provide the necessary accounting and financial reporting support to the Company. These deficiencies resulted in initial misstatements in the Company's financial statements and FOCUS Report filing as of December 31, 2007. In addition, these deficiencies resulted in the Company not maintaining the minimum net capital under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 at that date.

Management of the Company has informed us that the Company is exploring procedures for the review or maintenance of the general ledger by a qualified third party or qualified accountant. The Company's stockholder contributed additional capital on March 31, 2008 in order to rectify its violation of the SEC's net capital rule.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on our understanding and our study, except as noted above, we believe the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
March 31, 2008

END